SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CDK Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12508E101
(CUSIP Number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017
(212) 599-0090

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,139,536 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,139,536 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,139,536 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 3 of 8 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on May 15, 2015 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on August 14, 2015 ("Amendment No. 2", and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, $0.01 par value (the "Common Stock"), of CDK Global, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b), Name of Person Filing, Address of Principal Place of Business and Principal Office, and (f) Place of Organization:

Fir Tree Inc. ("Fir Tree" or the "Reporting Person")
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(c) Principal occupation or employment:

Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d) Conviction in criminal proceedings:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 4 of 8 Pages

(e) Civil Proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of Fir Tree is set forth in Schedule A attached hereto and is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Stock reported herein by the Reporting Person were acquired at an aggregate purchase price of $260,532,068 (excluding brokerage commissions). Such Common Stock was acquired with investment funds of the Fir Tree Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,139,536 shares of Common Stock, constituting approximately 5.9% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 155,276,390 shares of Common Stock outstanding as of January 29, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015, filed with the SEC on February 3, 2016.

	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 9,139,536 shares of Common Stock. Percentage: Approximately 5.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 9,139,536 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 9,139,536 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

To the knowledge of the Reporting Person, the executive officers and directors of Fir Tree have no beneficial ownership of shares of Common Stock separate from the beneficial ownership held by the Reporting Person.

(b)	Fir Tree has the sole power to vote or direct the voting, and to dispose or direct the disposition of, the 9,139,536 shares of Common Stock held by the Fir Tree Funds.

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 5 of 8 Pages

(c)	The Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title	Managing Director

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 7 of 8 Pages

Schedule A

Information Regarding the Instruction C Persons

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the Reporting Person and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the Reporting Person (such executive officers, directors, and general partners, the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock.

Name	Position	Address	Principal Occupation	Citizenship
Jeffrey Tannenbaum	Sole Director, President and Chairman of the Board	505 Fifth Avenue, 23rd Floor New York, NY 10017	President of Fir Tree Inc.	United States
James Walker	Managing Director	505 Fifth Avenue, 23rd Floor New York, NY 10017	Managing Director of Fir Tree Inc.	United States

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule B

Transaction History with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices exclude brokerage commissions.

Trade Date	Type of Security	Shares Purchased (Sold)	Price Per Share ($)
12/18/2015	Common Stock	(100)	48.00
12/23/2015	Common Stock	(11,600)	48.08
12/24/2015	Common Stock	(11,805)	48.11
12/28/2015	Common Stock	(29,600)	48.53
12/29/2015	Common Stock	(36,695)	49.32
12/29/2015	Common Stock	(1,738)	49.01
01/07/2016	Common Stock	(13,750)	46.30
01/08/2016	Common Stock	(4,700)	45.21
01/11/2016	Common Stock	(34,000)	43.72
01/12/2016	Common Stock	(34,000)	43.94
01/13/2016	Common Stock	(19,100)	44.00
01/14/2016	Common Stock	(35,000)	43.72
01/19/2016	Common Stock	43,757	42.84
01/19/2016	Common Stock	(200)	44.03
01/20/2016	Common Stock	300	40.07
01/26/2016	Common Stock	22,055	43.56
01/26/2016	Common Stock	(10,780)	43.59
01/29/2016	Common Stock	(80,000)	44.28
01/29/2016	Common Stock	(55,702)	44.38
02/01/2016	Common Stock	(48,602)	44.16
02/02/2016	Common Stock	21,870	43.27
02/02/2016	Common Stock	(10,100)	44.01
02/03/2016	Common Stock	(100,000)	44.87
02/04/2016	Common Stock	(100,000)	44.75
02/05/2016	Common Stock	(81,481)	44.20
02/08/2016	Common Stock	(60,000)	43.19
02/11/2016	Common Stock	(900)	41.72
02/12/2016	Common Stock	17,850	42.42
02/16/2016	Common Stock	(20,000)	42.77